Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file no.: 333-185937

NEWS RELEASE 13-03 January 14, 2013 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES OPEN LETTER TO INMET SHAREHOLDERS

CONFIRMING ONGOING DESIRE FOR FRIENDLY TRANSACTION

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) today announced that it has posted on its website at www.first-quantum.com the following open letter to the holders of common shares of Inmet Mining Corporation (“Inmet”), addressing certain statements made in Inmet’s news release dated January 12, 2013:

“Dear Holders of Inmet Common Shares,

On 11 January 2013, First Quantum delivered a letter to Mr. David Beatty, Chairman of the Board of Directors of Inmet Mining Corporation, in response to concerns raised with us by a number of you regarding a potential sale of a further minority stake in the Cobre Panama project.

Our letter put on record with the Inmet Board our opposition to any proposed sale of a further minority stake during the currency of our offer for the Inmet common shares (the “Offer”), noting that such a sale could compromise completion of our Offer. Accordingly, we encouraged the Inmet Board not to take steps to proceed with such a sale prior to your having a proper chance to evaluate the significant opportunity represented by our Offer. Given our belief, confirmed through discussions with a number of you, that the potential loss of this significant opportunity is a matter of serious concern to all Inmet shareholders, we subsequently published the letter by way of press release.

In reaction to our letter, Inmet issued a press release on 12 January 2013, in which Mr. Beatty made the following statement: “We note that, while First Quantum says it wishes to engage in friendly discussions, it is simply not.”

First Quantum feels compelled to address that statement, which may raise doubt regarding our continuing desire to work together on a friendly basis with Inmet’s management and directors in an effort to turn our vision of a new premier global copper company into a reality. We wish to assure you that First Quantum has made, and will continue to make, all reasonable efforts to engage Inmet in a constructive dialogue regarding the merits of a combination of our respective businesses.

Our past efforts in this regard are a matter of public record: from the time of delivering our initial proposal to Inmet on 28 October 2012, we have consistently and repeatedly expressed to Mr. Beatty and Mr. Jochen Tilk, Chief Executive Officer of Inmet, our desire to engage in friendly, constructive and additive dialogue. Such dialogue as we have had, while always cordial, professional and frank, has also been limited.

We have stated many times, privately and publicly, that we would eagerly welcome the opportunity to exchange confidential business information, including through mutual site visits, in an effort to identify additional improvements to our exciting plans for the combined entity and, if warranted, to our proposals. We have been told that, having rejected our proposals, the Inmet Board was unprepared to exchange information and work with us on moving our vision forward. With the greatest respect, in our view this places the cart before the horse: the value of each of our proposals, including the Offer, could only ever be properly assessed after exchanging information and engaging in comprehensive dialogue regarding our vision and our plan.

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On 9 January, 2013 First Quantum took the significant step of bringing our Offer directly to you, knowing that many of you were already supportive of our vision for a combined company. As the owners of Inmet, we believe you have a right to make your own determination regarding the merits of our Offer and the significant opportunity it presents to all of us. However, it was never our intention in taking this step to cut off any further engagement between First Quantum and Inmet’s management team and directors. Our strong preference continues to be for a friendly, negotiated transaction supported by the Inmet Board.

Our letter of 11 January 2013 highlights this by once more inviting the Inmet Board to engage in a constructive dialogue and exchange of information. Indeed, we believe that such an engagement has now become a matter of some urgency, given the Inmet Board’s duty to make a proper assessment of First Quantum’s business in connection with making a recommendation to you in respect of our Offer by 24 January, 2013. We also believe that engagement is a matter of fairness, both to us and to you, since it is the only way in which our Offer can be properly evaluated against all other strategic alternatives that might be available to Inmet, including any proposed sale of an additional minority interest in Cobre Panama that could prevent our Offer from being completed.

I have personally reached out to Mr. Beatty over the past few days in an effort to emphasise our ongoing desire to engage. I will continue to do so since I believe that the best outcome for all of us will be achieved by the directors and management teams of both companies working together on a friendly and open basis.

We urge those of you who share our vision and support the idea of an open dialogue and exchange of information between our two companies, and we know that includes many of you, to likewise appeal to the Inmet Board to reconsider its current position and engage with us. We also encourage you, as part of those communications, to make known to the Inmet Special Committee your views regarding any proposed sale of a further minority interest in Cobre Panama during the currency of our Offer, and the threat that such a sale might pose to your opportunity to make your own determination in respect of our Offer.

Yours truly,

Philip Pascall.

Chairman and Chief Executive Officer

First Quantum Minerals Ltd.”

Forward Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contact: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director

Tel: +44 778 994 3482

Harmony Communications: Brian Cattell, Senior Partner

Tel: +44 20 7016 9155 or +44 7786 241 145